LOGOS

LÖGMANNSÞJÓNUSTA

RECEIVED
2006 NOV 22 A 8:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

06018686

Reykjavik, 10 November 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (10 November 2006): Actavis Group hf. announces its results for the third quarter ended 30 September 2006. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

11/22

Efstaleiti 5 • 103 Reykjavik • Kt. 460100-2320 • Sími: 5 400 300 • Bréfasími: 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 10 November 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (10 November 2006): Actavis Group hf. announces its results for the third quarter ended 30 September 2006. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group
Höskuldur Eiríksson
Höskuldur Eiríksson, Associate
LOGOS legal services

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - 3Q Results 2006 10.11.2006 08:50:24

Flokkur: Afkomufréttir Prenta

Actavis Group - Fréttatilkynning 9 mán 2006.pdf

Actavis Group - 3Q 2006 Press Release.pdf

Actavis Group - 3Q 2006.pdf

Actavis reports underlying profits of €29 million in 3Q

- Strong performance across Central and Eastern Europe -

Actavis Group ("ACT"), the international generic pharmaceuticals company, announces its results for the third quarter ended 30 September 2006.

Highlights – third quarter 2006

Reported revenue in the third quarter doubled to €323.8 million (3Q 2005: €160.9 million), reflecting a strong performance in Central and Eastern Europe during the quarter. As anticipated underlying revenue[1] fell by 3.4% (3Q 2005 pro forma: €335.2 million) primarily due to a difficult trading environment in Western Europe.

- Sales in Central & Eastern Europe and Asia ("CEEA") were €124.5 million (3Q 2005 pro forma: €117.2 million), with pro-forma underlying growth of 6.3% in the quarter and 13.4% in the year to date. Sales of the oncology portfolio registered a particularly strong performance with 27.3% underlying growth in the quarter over 2005.
- Sales in North America were €102.8 million which was in line with management expectations. This represented an underlying fall of 6.0%, following the exceptionally strong performance of in the third quarter in 2005. For the first nine months sales in North America have underlying growth of 8.7%.
- Sales in Western Europe, Middle East and Africa were €65.5 million, a fall of 4.3% on a pro-forma basis, and Third Party sales declined 32.9 % to €28.6 million.

- EBITDA margin was 20.3% in the quarter and underlying net income rose by 24.5% to €28.9 million.
- Underlying earnings per share (fully diluted) was €0.00561 (€0.00679). For the first nine months, underlying EPS of €0.01749 is up 19.5% over 2005.
- Including the PLIVA-related net costs, net income fell to €8.2 million in the third quarter (3Q 2005: €23.2 million) and earnings per share (fully diluted) was - €0.00072 (3Q 2005: 0.00679).
- 65 product and market launches (49 molecules) in the quarter and 262 for the year to date.

	Three months ended 30 Sept.			Nine months ended 30 Sept.		
Thousands of Euro	**3Q 2006**	**3Q 2005**	**% Change**	**9M 2006**	**9M 2005**	**% Change**
Total Revenues................	323.806	160.938	101,2%	1.029.738	384.717	167,7%
Total expense..................	-277.261	-124.385	122,9%	-877.736	-312.715	180,7%
EBITDA...........................	65.702	48.304	36,0%	217.586	96.312	125,9%
EBITDA %.......................	20,3%	30,0%	-32,4%	21,1%	25,0%	-15,6%
Underlying net income.......	28.878	23.204	24,5%	90.824	45.587	99,2%
Net Pliva effect (after tax)..	-20.675	0	N/A	-20.675	0	N/A
Net income.....................	8.203	23.204	-64,6%	70.149	45.587	53,9%
Underlying diluted EPS.......	0,00561	0,00679	-17,4%	0,01749	0,01464	19,5%
Diluted EPS.....................	-0,00072	0,00679	-110,6%	0,01123	0,01464	-23,2%

Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

Actavis President & CEO, Robert Wessman, commented:

"The overall performance of the business is in line with our expectations and financial guidance for the quarter. This has been achieved despite Western Europe becoming even more competitive, which impacted both our own label and Third party sales. Our strong focus on maximising efficiencies across the Group and maintaining strict controls on our cost base has helped us to deliver our strong EBITDA margin and profit targets.

We have already identified a number of exciting acquisition opportunities to expand and build our business in new

growth areas, two of which we hope to announce before the year end. At the same time, we continue to make excellent progress integrating recent acquisitions and consolidating our operations to reduce overheads and unnecessary costs. We are confident that this progress keeps us on track to meet our guidance for the full year."

---

[1]

Footnote: Pro forma underlying growth, includes underlying growth of businesses acquired in 2005 and reflects underlying growth of the Group as it is today at constant exchange rates.

actavis
creating value in pharmaceuticals

9 November 2006

Actavis reports underlying profits of €29 million in 3Q

- Strong performance across Central and Eastern Europe -

Actavis Group ("ACT"), the international generic pharmaceuticals company, announces its results for the third quarter ended 30 September 2006.

Highlights - third quarter 2006

Reported revenue in the third quarter doubled to €323.8 million (3Q 2005: €160.9 million), reflecting a strong performance in Central and Eastern Europe during the quarter. As anticipated underlying revenue[1] fell by 3.4% (3Q 2005 pro forma: €335.2 million) primarily due to a difficult trading environment in Western Europe.

- Sales in Central & Eastern Europe and Asia ("CEEA") were €124.5 million (3Q 2005 pro forma: €117.2 million), with pro-forma underlying growth of 6.3% in the quarter and 13.4% in the year to date. Sales of the oncology portfolio registered a particularly strong performance with 27.3% underlying growth in the quarter over 2005.
- Sales in North America were €102.8 million which was in line with management expectations. This represented an underlying fall of 6.0%, following the exceptionally strong performance of in the third quarter in 2005. For the first nine months sales in North America have underlying growth of 8.7%.
- Sales in Western Europe, Middle East and Africa were €65.5 million, a fall of 4.3% on a pro-forma basis, and Third Party sales declined 32.9 % to €28.6 million.

- EBITDA margin was 20.3% in the quarter and underlying net income rose by 24.5% to €28.9 million.
- Underlying earnings per share (fully diluted) was €0.00561 (€0.00679). For the first nine months, underlying EPS of €0.01749 is up 19.5% over 2005.
- Including the PLIVA-related net costs, net income fell to €8.2 million in the third quarter (3Q 2005: €23.2 million) and earnings per share (fully diluted) was - €0.00072 (3Q 2005: 0.00679).
- 65 product and market launches (49 molecules) in the quarter and 262 for the year to date.

	Three months ended 30 Sept.			Nine months ended 30 Sept.		
Thousands of Euro	**3Q 2006**	**3Q 2005**	**% Change**	**9M 2006**	**9M 2005**	**% Change**
Total Revenues	323.806	160.938	101,2%	1.029.738	384.717	167,7%
Total expense	-277.261	-124.385	122,9%	-877.736	-312.715	180,7%
EBITDA	65.702	48.304	36,0%	217.586	96.312	125,9%
EBITDA %	20,3%	30,0%	-32,4%	21,1%	25,0%	-15,6%
Underlying net income	28.878	23.204	24,5%	90.824	45.587	99,2%
Net Pliva effect (after tax)	-20.675	0	N/A	-20.675	0	N/A
Net income	8.203	23.204	-64,6%	70.149	45.587	53,9%
Underlying diluted EPS	0,00561	0,00679	-17,4%	0,01749	0,01464	19,5%
Diluted EPS	-0,00072	0,00679	-110,6%	0,01123	0,01464	-23,2%

Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

Actavis President & CEO, Robert Wessman, commented:

"The overall performance of the business is in line with our expectations and financial guidance for the quarter. This has been achieved despite Western Europe becoming even more competitive, which impacted both our own label and Third party sales. Our strong focus on maximising efficiencies across the Group and maintaining strict controls on our cost base has helped us to deliver our strong EBITDA margin and profit targets.

We have already identified a number of exciting acquisition opportunities to expand and build our business in new growth areas, two of which we hope to announce before the year end. At the same time, we continue to make excellent progress integrating recent acquisitions and consolidating our operations to reduce overheads and unnecessary costs. We are confident that this progress keeps us on track to meet our guidance for the full year."

[1] **Footnote: Pro forma underlying growth, includes underlying growth of businesses acquired in 2005 and reflects underlying growth of the Group as it is today at constant exchange rates.**

Financial highlights - 3Q and 9M

Revenue

Reported revenue grew by 101.2% to €323.8 million in the third quarter (3Q 2005: €160.9 million) and to €1,029.7 million in the first nine months (9M 2005: €384.7 million). There was an underlying decline in the third quarter (based on pro forma numbers from 2005) of 3.4% at constant exchange rates due to an exceptional performance in the same period in 2005. Underlying revenues grew 7.1% for the first nine months.

- Sales in Central & Eastern Europe and Asia ("CEEA") were €124.5 million in the quarter (3Q 2005 pro forma: €117.2 million), with 6.3% underlying growth and 13.4% in the first nine months. In the third quarter, there were 41 product launches (34 molecules) across CEEA markets, nine of which were first to market. The division saw good growth in Russia, Ukraine and in Serbia. CIS and Asia markets were also ahead of 2005 performance in the quarter. Sindan, the oncology business in Romania acquired in March 2005, registered 29.3% underlying growth over 2005 in the quarter. In Turkey, downward reference price pressure impacted performance, which was slightly lower than expected.
- Sales in North America were €102.8 million, which was in line with management expectations. Compared with the exceptionally strong third quarter in 2005 (pro forma: €109.3 million), where Amide Pharmaceuticals (acquired in July 2005) saw 65.6% growth over previous year, this was an underlying fall of 6.0%. For the first nine months underlying growth is 8.7%.
- Sales in Western Europe, Middle East and Africa division were €65.5 million (3Q 2005 pro forma: €68.5 million), a 4.3% decline from the third quarter 2005 and a 4.1% fall in the first nine months, based on pro forma numbers. There was an improved performance over 2005 in the quarter in the UK, Portugal and Sweden but price erosion and competition continued to impact sales in Germany, the UK and the Nordic region. Nine new molecules were launched in the quarter, which offset some of the impact from lost revenue over 2005.
- Third-party sales were €28.6 million, 32.9% below third quarter in 2005 (pro forma: €42.6 million)and up 2.4% in the first nine months. During the quarter average selling prices in the market fell by 20% (according to IMS), with Ramipril, Citalopram, Paroxetine, Lisinprl HCT and Ramipril HCT coming under particular price pressure. The German market was hardest hit during the quarter and further price reductions are expected in the market in coming months.

Operating expenses

Operating expenses in the third quarter were €277.3 million (3Q 2005: €124.4 million) and €877.7 million for the first nine months (9M 2005: €312.7 million).

- Cost of sales as a percentage of total revenue was 57.1% for the third quarter in line with the previous two quarters, maintaining a strong gross profit margin. Favourable material purchase prices and reductions in product destruction costs in the US pushed the gross profit margin slightly ahead of the second quarter. Positive results are also now coming through from cost management programmes within the Bulgarian plants, and the ongoing strategy to achieve lower manufacturing costs by transferring production in Iceland to the Group's plant in Malta.
- Sales and marketing expenses reduced by €2.6 million from the previous quarter. As a percentage of revenue they were 14.5% in the quarter, slightly above the previous quarter, due to the lower revenue base.
- General and administrative expenses fell in absolute terms by €1.1 million to €32.4 million, but increased slightly relative to the previous quarter to 10.0% of revenues (2Q 2006: 9.2%)
- R&D expenses charged to the P&L were €13.0 million (4.0% of total revenues) in the quarter, down from 5.6% of revenues in the previous quarter. For the first nine months of 2006, total R&D expenses charged to the P&L were €50.4 million, which includes cash spending and amortisation of intangible assets that were internally generated or acquired. For the first nine months of 2006, total spending on R&D was €64.3 million; out of this, €32.0 million was expensed and €32.3 million capitalised in line with IFRS standards.

	Three months ended 30 Sept.		
Thousands of Euro	**3Q 2006**	**2Q 2006**	**% Change**
Total Revenues....................................	323.806	364.054	-11,1%
Costs of Goods Sold...............................	184.989	205.376	-9,9%
Sales and Marketing Expenses..................	46.832	49.454	-5,3%
Research and Development Expenses..........	13.011	20.265	-35,8%
General and Administrative Expenses..........	32.428	33.544	-3,3%
Total Operating Expenses......................	**277.261**	**308.638**	**-10,2%**

EBITDA
Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") increased by 36.0% to €65.7 million for the quarter (Q3 2005: €48.3 million). For the first nine months of the year, EBITDA totalled €217.6 million (9M 2005: €96.3 million). The EBITDA margin was 20.3% in the quarter, in line with management expectations and was 21.1% for the first nine months.

Net interest and other financial results
Financial expenses totalled €38.3 million in 3Q (3Q 2005: €8.7 million) and €62.9 million in the first nine months (9M 2005: €16.4 million). The main item in financial expenses is the interest expense on the Group's net debt. Net interest expense was €13.4 million, increased from €11.3 million in the previous quarter. The increase relates to increase in group borrowing and higher benchmark interest rates during the quarter. Additional borrowing relates to the acquisition of the Sindan in Romania and other financing. Included in financial items for the quarter are the costs associated with the attempted acquisition of PLIVA. Financial items also include an exchange loss of €3 million in the first nine months, compared to an exchange loss of €5 million in 9M 2005. The exchange loss was mainly caused by the devaluation of the Turkish Lira against the Euro.

Net income and return on equity
Underlying net income (excluding impact from PLIVA acquisition) amounted to €28.9 million in the quarter (Q3 2005: €23.2 million) and was €90.8 million in the first nine months (9M 2005: €45.6 million). Underlying diluted earnings per share ("EPS") was €0.00561 in the quarter (Q3 2005: €0.00679) and €0.01749 for the first nine months (9M 2005: €0.01464). The calculation of diluted earnings per share takes full account of the preferred shares (issued in December 2005) and their dividend entitlements.

Including the net after tax PLIVA effect, net income was €8.2 million in the quarter (Q3 2005: €23.2m) and €70.1 million in the first nine months (9M 2005: €45.6million). Diluted earnings per share ("EPS") including the PLIVA effect were negative by €0.00072 in the quarter (Q3 2005 (€0.00679). Return on equity for the quarter including the PLIVA effect was 3.3% (3Q 2005: 17.2%) and was 9.2% in the first nine months (9M 2005: 16.3%).

The net negative impact on the Group's P&L of the attempted acquisition of PLIVA was €20.7 million after tax. This comprises the advisory and financing costs associated with the bid, less the capital gain realised from the sale of the Group's 20.8% stake in PLIVA

Underlying return on equity in the third quarter was 11.5% (3Q 2005: 17.2%) and was 12% in the first nine months (9M 2005: 16.3%).

Tax
The Group's tax charge was €16 thousand in the third quarter of 2006, and €19.0 million for the first nine months. In the third quarter, the tax on underlying income was offset by tax credits generated by the net loss on the attempted acquisition of PLIVA. For the first nine months as a whole, the effective tax rate was 24% on underlying income, which reduced to 21% due to the tax credits on the PLIVA transaction.

Working capital
Working capital provided by operating activities was €56.5 million in the quarter (Q3 2005: €27.6 million) and €148.5 million for the first nine months of the year (9M 2005: €81.1 million).

Operating assets/liabilities increased by a net €3.5 million in the quarter (Q3 2005: Decrease €12.7 million) as the level of receivables was tightly controlled. For the first nine months of the year, the net

increase in operating assets/liabilities was €66 million (9M 2005: €3 million). As of September 30, trade receivables were equivalent to 65 days of average sales. Inventory turns were 3.1 times for the first nine months.

Capital expenditures
The total of capital expenditure for the quarter (including R&D) totalled €37.0 million, a 16% increase on the investment level in the previous quarter. Investments in fixed assets were €23.4 million in the quarter (Q2 2005: €11.4 million) and €64.0 million for the first nine months (9M 2005: €39.3 million). The most significant expenditures were in expanding the US facilities at Totowa (solid dose) and Lincolnton (semi-solid/liquid) as well as expanding and upgrading the facilities in Malta and Iceland. For the full year, Actavis expects total capital expenditure on factories and other fixed assets to be approximately €90 million. Net investments in development projects and other intangibles amounted to €13.5 million during the quarter (Q3 2005: €15.6m) and €37.3 million during the first nine months (9M 2005: €26.1 million).

Cash flow
Investment activities during the quarter included outflows of €43.7 million relating to the acquisition of PLIVA. Financing flows during the quarter included outflows of €10.6 million for payments of long-term debt and inflows of €27.2 million from new loans and increases in bank loans. The Group's closing cash balance was €67.7 million.

The Group had a net free cash flow of €16.2 million in the quarter (3Q 2005: outflow €13.4 million). This was an improvement from the previous quarter, which had a net free cash flow of €2.4 million. For the first nine months of the year, the net free cash outflow was €18.8 million (9M 2005: inflow €12.8 million).

Balance Sheet
The oncology company Sindan was integrated into the Group accounts from 1 April and its assets and liabilities have been classified within the appropriate headings in the balance sheet. These include purchased intangibles of €82.2 million and purchased goodwill of €34.0 million, which have been valued following IFRS guidelines on purchase price accounting.

As of 30 September, total debt was €1,133.9 million, equivalent to €1,066.2 million net of cash. The Group's net debt was supported by €961 million of net equity, and was equivalent to approximately 3.7 times rolling 12 month EBITDA.

3Q and Recent Developments

Actavis launches four new generic products in the U.S.
Actavis launched new products in the U.S. during the quarter. These included Meloxicam tablets, used to treat symptoms of osteoarthritis and rheumatoid arthritis; Pilocarpine tablets, used to treat dryness of the mouth and throat after radiation treatment for head and neck cancer or in patients with Sjogren's syndrome; and Trimipramine, used to help treat depression. On 6 November, Actavis started distribution of Glipizide ER tablets in the US, which is expected to be among the top five sellers in the market in 2007.

Actavis receives Warning letter following FDA inspection
Actavis received a warning letter from the U.S. Food and Drug Administration (FDA), following the inspection of the Group's facility in Little Falls, New Jersey. The Group is confident that it will fully address the concerns of the FDA and does not expect the investigation to have a material impact on 2006 financial results or the Group's guidance on growth and margins in 2007.

Actavis decides not to increase its bid for PLIVA and divests its strategic stake
Actavis decided that it would not raise its bid above HRK795 believing that this offer represented a full and fair price for PLIVA's shares. On 20 October Actavis announced that it had divested its 20.8% stake in PLIVA that it controlled through direct and indirect ownership and options. The capital gain realized from the sale was used to offset the majority of the advisory costs incurred from Actavis' attempted acquisition of PLIVA. The negative impact on the Group's P&L after tax is €20.7 million in the third quarter.

Four new generic products launched in Turkey
Actavis launched four new products in Turkey. The product launches are the first under the Actavis label in the Turkish market. The products are Xetanor® (Paroxetine - antidepressant), Blokace® and Blockace HCT® (Ramipril - antihypertensive) and Vivafeks® (Fexofenadine - antihistamine product).

Actavis first to market in Sweden with a migrane drug
Actavis launched Sumatriptan tablets in Sweden at the end of October. Sumatriptan is the first generic version of the migraine drug to be made available in the country, and is being marketed immediately after patent expiry.

Consolidation and integration
During the quarter the Group accelerated its consolidation strategy to achieve further efficiencies in the business, remove unnecessary overlap resulting from acquisitions and to enhance its leading position in competitive markets. Focus has been on the US market following the acquisitions of Amide Pharmaceuticals and Alpharma's human generics business in 2005. The transfer of the Group's liquid products from Baltimore to the site in Lincolnton, North Carolina is underway. The consolidation of two plants into one is expected to deliver cost synergies of €5 million in 2008 and a further €14 million in 2009 onwards. In addition, Actavis is announcing that its distribution centre in Columbia, Virginia is to close by April 2007. This follows the Group's decision to outsource non-core operations which are not cost effective. The Group has signed a contract with UPS Supply Chain Solutions to handle the distribution of its manufactured products going forward.

Sales and marketing report

Actavis is comprised of four sales and marketing divisions: Its three own-label sales divisions are split geographically between Central & Eastern Europe and Asia; Western Europe, the Middle East and Africa; and North America. The Group's Third-party sales division forms the fourth business stream. The Groups key markets include (based on total sales of finished products): North America (33%), Bulgaria, 10% (including distribution revenues of Higia), Germany (8%), Turkey (8%), the UK (7%) and Russia, Ukraine and the CIS with 6%.

The new healthcare reform in Germany has had a greater impact on sales than initially expected. The price of generic pharmaceuticals had come down by 20% on average by July compared to 2005 (according to IMS Health).

During the quarter the Group launched a total of 65 products to new markets, 10 of which were first to market. The wide variety of products consisted of 49 different molecules, 28 of which were developed in-house and 21 were in-licensed.

Highest selling products in the third quarter and in the 3Q and 9M months included:

€ million

Product name	Originator (Company)	Therapeutic group	Divison	Sales in 3Q	Sales in 9M 2006
Gabapentin	Neurontin (Pfizer)	CNS	N-America	12.0	39.5
Diltiazem	Cardizem (Biovail)	Cardiovascular	N-America	8.5	35.6
Oxycodone	Roxicodone (Xanodyne)	CNS	N-America	6.8	30.7
Ramipril	Altace (Aventis)	Cardiovascular	T-party & WEMEA	7.5	18.2
Cravit® (levofloxacin)	Tavanic (Sanofi Aventis)	Anti-infective	CEEA	6.5	17.5
Pentalong®	Pentaeritrityl tetranitrate	Cardiovascular	WEMEA	5.6	15.3
Lovastatin	Mevacor (Merck)	Cardiovascular	N-America	5.0	15.1
Citalopram	Celexa (Lundbeck)	CNS	T-party & WEMEA	5.0	14.4
Troxevasin®	Troxevasin (Balkanpharma)	Cardiovascular	CEEA	4.7	12.6
Quinaretic	Accuretic (Pfizer)	Cardiovascular	N-America	4.2	12.4
Top 10 as a percentage of total revenue for 9M					**23.2%**

North America 32% of 3Q revenue and 32% in the first 9 months

The North America division continued to generate a strong sales performance throughout the third quarter. Revenues were €102.8 million, an underlying decline of 6.0% in the third quarter based on 2005 pro forma numbers, following the exceptionally strong performance of the division in the 3Q of 2005. For the first nine months, growth was 8.7% and strong growth is expected in the fourth quarter.

Performance during the quarter was driven by a strong contribution from core products, including Diltiazem, Gabapentin, Quinapril Hydrochloride, Lovastatin and Carbidopa/Levodopa. Actavis also received approval to launch three new molecules (Meloxicam, Trimipramine, and Pilocarpine 7.5mg). The division has launched 13 new products into the US market in the first nine months of 2006.

Actavis continues to make strong progress with the integration of its US business. The Actavis brand has been launched nationally and its label was officially unveiled at this year's National Association of Chain Drug Stores (NACDS) annual Conference. The US business has also been successful with its combined commercial bids and tenders across the former Amide and former Alpharma product lines.

Actavis is expecting to file at least 30 Abbreviated New Drug Applications ("ANDAs") in 2006. 23 filings were made during the first nine months of 2006.

Central & Eastern Europe and Asia (CEEA), 38% of 3Q revenue and 37% in the first 9 months

Sales in the third quarter grew by 6.3%, at constant exchange rates, to €124.5 million (3Q 2005 pro forma: €117.2 million). For the first nine months of the year, sales were €380.9 million, 13.4% up from the same period in 2005. Overall the division successfully launched 41 new generic products in the third quarter 2006, 13 of which were in the Eastern Europe region (Russia, Ukraine and CIS) and 12 in Bulgaria.

Romania - 19% of the divisional sales in 3Q 2006 *and 12% in the first 9 months*
Romania generated sales of €22.2 million in 3Q 2006, ahead of management expectations. Performance was principally driven by Sindan, the Romanian oncology business acquired by Actavis earlier this year. Three products were launched into Romania in 3Q - Anastrazole (in-licensed product in cooperation with AstraZeneca), Cisplatin and Tretinoin (all cytostatics).

Turkey - 17% of the divisional sales in 3Q 2006 *and 23% in the first 9 months*
Turkey delivered revenue of €21.6 million (3Q 2005: €29.8 million). Sales have seen a decreased in the quarter, mainly due to increased pricing pressure and unfavourable exchange rates of the Turkish lira against the euro. Actavis launched four products in Turkey in 3Q: Fexofenadine (antiallergic), Ramipril in two pharmaceutical forms (antihypertensive) and Paroxetine (antidepressant).

Bulgaria -29% of the divisional sales in 3Q 2006 *and 29% in the first 9 months*
Total revenues in the market were €36.6 million, thereof €12.6 million are from sales of finished products (3Q 2005: pro forma €9.5 million) and €24.0 million from the distribution business Higia (3Q 2005 pro forma: €22.1 million). In terms of finished product sales, Bulgaria is the third largest market of the division.

Russia, Ukraine & CIS -17% of the divisional sales in 3Q 2006 *and 16% in the first 9 months*
Russia, Ukraine and CIS continued to perform strongly during the third quarter with an 32.3% increase in sales to €20.8 million (3Q 2005 €15.7 million) over the same period in 2005. A good performance in Russia was driven by the Group's marketing efforts to promote older branded products, Almagel® and Almagel A® (antacid). A number of new generic products were launched into the market including health supplement products from Lysi.

Stavudine (antiviral) was launched in 3Q and Actavis took over the sale of Obsidan (a former Alpharma product previously marketed by another company).

Central Europe (Poland, Hungary, Czech Republic, Slovakia and Slovenia) 7% of divisional sales in 3Q 2006 *and 7% in the first 9 months*
Sales were in line with management expectations, increasing to €8.9 million (3Q 2005 pro forma: €7.0 million). Key products include Zoleptil®, Lamotrix® and Speridan® all CNS products. Sales in the region were underpinned by good growth in the sales of oncology products in Poland and Slovakia. Meloxicam (antiinflammatory) was launched in the Czech Republic and Ramipril HCT (antihypertensive) in Hungary.

Western Europe Middle East and Africa (WEMEA) 20% of 3Q revenue and 20% in the first 9 months
Overall sales in the division decreased by 4.3% to €65.5 million (3Q 2005 pro forma €68.5 million). This was primarily due to de-stocking in Germany at wholesale level as well as new health reform resulting in an 11.5 % sales drop in the period. For the first nine months of the year, sales were €207.7 million, 4.1% down from the same period in 2005. The highest contributing products were Pentalong® (cardiovascular), Vancomycin (antibiotic) and Simvastatin (cardiovascular). Nine new products were launched in the 3Q, including Epirubicin in UK, Sumatriptan in the Netherlands and Fosinopril in the Netherlands.

UK 33% of the divisional sales in 3Q 2006 *and 30% in the first 9 months*
Sales increased by 3.1% to €21.5 million (pro forma sales 3Q 2005 €20.9 million). Two products were launched in 3Q: Epirubicin (cytostatic), Simvastatin (cardiovascular). The highest selling products are Vancomycin (antibiotic), Co-Codamol (analgesic) and Digoxin (cardiovascular). Actavis is currently the second largest generic pharmaceutical company on the UK market.

Germany 19% of the divisional sales in 3Q 2006 *and 18% in the first 9 months*
Sales declined by 11.5% to €12.7 million (pro forma for 3Q 2005 €14.3 million) due to price decreases in the market and de-stocking at wholesale level. Main brands are still showing a strong underlying performance, underpinned by substantial sales and marketing activities. One product Torasemide (cardiovascular) was launched in the quarter. The highest selling products are Pentalong® (cardiovascular), Obsidan® (anti hypertensive) and Flecainide (cardiovascular).

The negative effect of the new pharmaceutical legislation in Germany has only been partly compensated by increased sales volumes. Management expects the market to continue to be competitive and anticipates further price erosions, partly offset by increased volumes, with continued pressure on margins.

Nordic region (Denmark, Finland, Sweden and Norway) 32% of the divisional sales in 3Q 2006 *and 35% in the first 9 months*
Sales decreased by 6.0% to €21.3 million during the quarter (3Q 2005 €22.6 million), primarily driven by price erosion on key products. OTC (over the counter) products performed in line with expectations. For the first nine months, sales totalled €73.0 million (9M 2005: €75.2 million). Actavis launched three products: Azathioprin (immunosuppressant), Glimeriperide (antidiabetic) and Ketaconazole (antifungal) in the region in the quarter.

Third-party sales - 9% of 3Q revenue and 10% in the first 9 months

Revenues in the third quarter were in line with management expectations and reached €28.6 million, down 28.7% from third quarter of 2005. For the first nine months of the year, sales were €100.5 million, 2.4% up from the same period in 2005. Highest selling products included Ramipril (antihypertensive), Citalopram (antidepressant) and Paroxetine (antidepressant). The division launched two new products in the quarter - Venlafaxin (antidepressant), in slow release tablets and Losartan (cardiovascular) both in Portugal and 12 existing products to new markets. The division made its first sales to three new markets in the quarter: Greece, Malaysia and Kazakhstan. The division was first to market with a total of seven products in the first 9 months.

Germany - 46% of Third-party product sales in 3Q and *45% in the first 9 months*

Germany remains the biggest market for the division, with sales of 12.8 million during the quarter, down 14.9% from third quarter 2005, but up 19.8% compared to first nine months 2005. The highest selling products in 3Q were; Ramipril and Ramipril HCT (antihypertensive), and Citalopram (antidepressant). As a result of the new pharmaceutical legislation that came into effect on 1 May 2006 prices of some individual products such as Ramipril have fallen by 52%. This has resulted in a drop of Actavis' selling prices to third parties.

Netherlands - 12% of Third-party product sales 3Q *11% in the first 9 months*
The Netherlands are now the second largest market for the division with sales of €3.4 million, down 2.3% from 3Q 2005 and down 18.9% from 2Q 2006. The main products are Citalopram (antidepressant), Fosinopril (cardiovascular) and Ciprofloxacin (antibiotic) for international distribution. Sales in the first nine months were €9.7 million, up 17.9% from the same period in 2005.

France - 7% of Third-party product sales in 3Q *11% in the first 9 months*
France continues to be an important market for the division, with sales of €2.0 million, down 22.5% from 3Q 2005 and down 55.6% from Q2 2006. The main products were Ramipril (antihypertensive), Sertraline capsules (antidepressant) and Ciprofloxacin (antibiotic). Sales in France in the first 9 months of 2006 are €10.5 million up 108.3% from the same period in 2005.

Two new generic products were launched in Portugal in the quarter, Losartan and Venlafaxin Retard tablets, where we were first to market. The division continued its expansion into new markets, launching products in Greece, Malaysia and Kazakhstan.

Financial guidance

Actavis expects full year 2006 revenue of €1,390 million and an EBITDA margin of 20-21% as previously announced. Strong growth is expected in both the North America and Central and Eastern Europe and Asia division as we continue to integrate recent acquisitions and leverage our strong pipeline of new products. We expect the Third-Party sales and West Europe, Middle East and Africa divisions to continue to be impacted by market pressures in Germany.

Guidance for 2007
As previously announced, management expects revenue to total €1.600 million in the year 2007, representing a double digit underlying growth over 2006, with an EBITDA margin of 21-22%.

Actavis' financial calendar

Q4 and annual results	13 March 2007
Q1 results	8 May 2007
2Q results	9 August 2007
3Q results	8 November 2007

Financial calendar is also available on the Actavis' website, www.actavis.com

Presentation of the financial results

An open meeting for investors, analysts and shareholders will be held at the Nordica Hotel in Reykjavik, Iceland at Nordica Hotel at 8.15. A copy of the presentation will be available on www.actavis.com following the meeting.

Robert Wessman, President and Chief Executive Officer and Mark Keatley, Chief Financial Officer, will host a live Conference Call for analysts and investors on Friday 10 November at 10.00 GMT for European investors and 17.00 GMT/ 12.00 ET for US investors.

Conference Call for European Investors

Time of call	10.00 GMT
Dial in	+44(0)20 7138 0827
Password/Conf ID	Actavis

Conference Call for US Investors

Time of call	17.00 GMT / 12.00 ET
US / Canada dial in	+1 877 296 2329
Password/Conf ID	1580955

A presentation accompanying the conference call will be available on Actavis' website at www.actavis.com, in the investor relations section, one hour before the European call.

Replay:

A replay of the presentation will be available for two weeks. Details are as follows:

European	+44 (0)20 7806 1970	Password/ ID	2374073
US / Canada	+1 800-642-1687	Password/ ID	1580955

Consolidated Statements of Income for the third quarter and the first nine months ended 30 September 2006

Financial statements are in accordance with IFRS

Income Statement	3Q 2006		3Q 2005		9M 2006		9M 2005	
Net sales	313.214	100,0%	153.390	100,0%	997.494	100,0%	366.068	100,0%
Cost of goods sold	(184.989)	-59,1%	(72.864)	-47,5%	(585.727)	-58,7%	(186.500)	-50,9%
Gross profit	**128.225**	**40,9%**	**80.526**	**52,5%**	**411.767**	**41,3%**	**179.568**	**49,1%**
Other income	10.592	3,4%	7.548	4,9%	32.244	3,2%	18.649	5,1%
Sales and marketing expenses	(46.832)	-15,0%	(22.219)	-14,5%	(143.281)	-14,4%	(57.063)	-15,6%
Research and development expenses	(13.011)	-4,2%	(14.443)	-9,4%	(50.391)	-5,1%	(32.817)	-9,0%
General and administrative expenses	(32.428)	-10,4%	(14.860)	-9,7%	(98.337)	-9,9%	(36.334)	-9,9%
	(81.680)	-26,1%	(43.973)	-28,7%	(259.765)	-26,0%	(107.566)	-29,4%
Profit from operations (EBIT)	**46.545**	**14,9%**	**36.553**	**23,8%**	**152.002**	**15,2%**	**72.003**	**19,7%**
Income / (Loss) from associates	0	0,0%	(801)	-0,5%	0	0,0%	(801)	-0,2%
Financial income/(expenses)	(38.325)	-12,2%	(8.683)	-5,7%	(62.866)	-6,3%	(16.369)	-4,5%
Profit before tax	**8.220**	**2,6%**	**27.069**	**17,6%**	**89.136**	**8,9%**	**54.833**	**15,0%**
Income tax	(16)	0,0%	(3.864)	-2,5%	(18.987)	-1,9%	(9.245)	-2,5%
Net profit	**8.203**	**2,6%**	**23.204**	**15,1%**	**70.149**	**7,0%**	**45.587**	**12,5%**
Attributable to:								
Equity holders of the Company	7.859	2,5%	22.603	14,7%	69.142	6,9%	43.496	11,9%
Minority interest	345	0,1%	601	0,4%	1.007	0,1%	2.091	0,6%
Profit for the period	**8.203**	**2,6%**	**23.204**	**15,1%**	**70.149**	**7,0%**	**45.587**	**12,5%**

Balance sheet	30.9.2006	31.12.2005	30.9.2006	31.12.2005
Non-current assets	1,860,927	1,750,390	1,860,927	1,750,390
Current assets	670,506	639,496	670,506	639,496
Total Assets	2,531,433	2,389,885	2,531,433	2,389,885
Stockholders' equity	949,786	997,334	949,786	997,334
Minority interest	11,647	10,695	11,647	10,695
Non-current liabilities	1,189,363	995,000	1,189,363	995,000
Current liabilites	380,637	386,855	380,637	386,855
Total equity and liabilities	2,531,433	2,389,885	2,531,433	2,389,885

Cash flow	3Q 2006	3Q 2005	9M 2006	9M 2005
Working capital from operating activities	56,483	27,590	148,535	81,146
Net cash provided by operating activites	52,960	40,320	82,487	78,127

Key ratios	3Q 2006	3Q 2005	9M 2006	9M 2005
EBITDA	65,702	48,304	217,586	96,312
EBITDA/revenues	20.3%	30.0%	21.1%	25.0%
EBIT/revenues	14.4%	22.7%	14.8%	18.7%
Earnings per share (EPS)	-0.00072	0.00679	0.01123	0.01464
Profit to sale	2.5%	14.4%	6.8%	11.8%
Return on equity (ROE)	11.5%	17.2%	11.9%	16.3%
Equity ratio	0.38	0.42	0.38	0.42
Current ratio	1.76	1.65	1.76	1.65

Actavis Group hf.

Consolidated interim financial statements
Nine months ended 30 September 2006
Euro

Contents

Endorsement by the board of directors and the president and CEO

The consolidated interim financial statements of Actavis Group include the financial statements of Actavis Group hf. (the Company) and its subsidiaries, together referred to as the Group.

Net profit for the period amounted to EUR70.1 million, according to the income statement. Total equity amounted to EUR961.4 million at the end of the period as shown in the balance sheet. Changes in total equity and appropriation of net profits are further explained in the financial statements.

At the end of March the Company acquired Sindan AG and Oncopharma AG in Switzerland. Sindan AG is a holding company and owns the Romanian generic pharmaceutical company Sindan Pharma SRL which specialises in the manufacturing and distribution of oncology products. Oncopharma AG is a distribution company and owns the Polish company Sindan Polska SA which specialises in the sales and marketing of generic pharmaceuticals. The Group's income statement is affected by the acquisition as of 1 April.

The Group's consolidated interim financial statements for the nine months then ended 30 September 2006 were approved by the board of directors and the president and CEO of Actavis Group hf. on 9 November 2006 and signed on their behalf by:

Board of Directors:

Bjorgolfur Thor Bjorgolfsson
Chairman of the Board

Andri Sveinsson

Karl Wernerson

Sindri Sindrason

Magnus Thorsteinsson

President and CEO:

Robert Wessman

Consolidated interim income statement
for the nine months ended 30 September 2006

	Notes	2006 Q3	2005 Q3	2006 YTD	2005 YTD
Net sales		313,214	153,390	997,494	366,068
Cost of sales		(184,989)	(72,864)	(585,727)	(186,500)
Gross profit		128,225	80,526	411,767	179,568
Other operating income		10,592	7,548	32,244	18,649
Sales and marketing		(46,832)	(22,219)	(143,281)	(57,063)
Research and development		(13,011)	(14,443)	(50,391)	(32,817)
General and administrative		(32,428)	(14,860)	(98,337)	(36,334)
		(81,680)	(43,973)	(259,765)	(107,566)
Profit from operations		46,545	36,553	152,002	72,003
Loss from associates		0	(801)	0	(801)
Financial income and (expenses)	5	(38,325)	(8,683)	(62,866)	(16,369)
Profit before tax		8,220	27,069	89,136	54,833
Income tax	21	(16)	(3,864)	(18,987)	(9,245)
Net profit		8,203	23,204	70,149	45,587
Attributable to:					
Equity holders of the Parent		7,859	22,603	69,142	43,496
Minority interest		345	601	1,007	2,091
Net profit		8,203	23,204	70,149	45,587
Earnings per Share	6				
Basic Earnings per Share (EUR)		(0.00073)	0.00679	0.01128	0.01464
Diluted Earnings per Share (EUR)		(0.00072)	0.00679	0.01123	0.01464

Interim financial statements of Actavis Group hf. 30 September 2006 4 *Amounts are in thousands of euro*

Consolidated interim balance sheet at 30 September 2006

	Notes	30.9.2006	31.12.2005
Assets			
Non-current assets			
Goodwill	7	902,553	890,142
Other intangible assets	8	535,577	456,804
Property, plant and equipment	9	364,647	343,909
Investment in associated companies		0	253
Other investments		635	701
Deferred tax assets	21	57,515	58,581
		1,860,927	1,750,390
Current assets			
Inventories	13	250,168	231,367
Fair value derivatives		2,421	9,205
Trade and other receivables		350,202	299,616
Cash and cash equivalents		67,715	99,308
		670,506	639,496
Total assets		2,531,433	2,389,885
Equity and liabilities			
Stockholders' equity			
Share capital	14	52,649	52,961
Share premium		678,947	687,764
Other reserves	15	(97,549)	10,012
Retained earnings		315,739	246,597
		949,786	997,334
Minority interest		11,647	10,695
Total equity		961,433	1,008,029
Liabilities			
Non-current liabilities			
Interest bearing loans	18	1,065,606	868,389
Retirement benefit obligation	19	13,585	11,558
Obligations under finance leases	20	16,276	15,516
Deferred income tax liabilities	21	93,896	99,537
		1,189,363	995,000
Current liabilities			
Interest bearing loans	18	49,139	22,383
Accounts payable and other liabilities		320,952	359,888
Obligations under finance leases	20	2,867	2,111
Provisions	22	7,679	2,474
		380,637	386,855
Total liabilities		1,570,000	1,381,856
Total equity and liabilities		2,531,433	2,389,885

Interim financial statements of Actavis Group hf. 30 September 2006 5 *Amounts are in thousands of euro*

Consolidated interim statements of cash flows

	Notes	YTD 2006	YTD 2005
Cash flows from operating activities			
Profit for the period		70,149	45,587
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and impairment of fixed assets	9	30,696	14,524
Amortisation and impairment of intangible assets	8	34,888	9,785
Currency fluctuations and indexation		(8,523)	2,270
Changes in deferred taxes		(10,457)	5,317
Loss on sale of investment in other companies		25,000	0
Other changes		6,782	3,663
Working capital provided by operating activities		148,535	81,146
Changes in operating assets and liabilities:			
Inventories, increase		(21,676)	(4,353)
Short-term receivables, increase		(50,531)	(15,395)
Short-term liabilities, increase		6,159	16,728
Changes in operating assets and liabilities		(66,048)	(3,020)
Net cash provided by operating activities		82,487	78,127
Cash flows to investing activities			
Increase in intangible assets		(38,007)	(26,059)
Proceeds from sale of intangible assets		737	0
Investment in property, plant and equipment		(64,566)	(42,609)
Proceeds from sale of property, plant and equipment		528	3,344
Investment in subsidiaries and other companies net of cash acquired		(184,924)	(353,989)
Proceeds from sale of investment in other companies		0	3,657
Securities, change		0	17,737
Net cash used in investing activities		(286,232)	(397,918)
Cash flows from financing activities			
Changes in capital stock		(9,129)	240,422
Dividend paid		0	(3,554)
Proceeds from long-term borrowings		238,455	414,657
Payments of long-term debt		(27,707)	(148,095)
Changes in bank loans		(27,848)	(118,867)
Changes in finance leases		(434)	(1,687)
Net cash generated from financing activities		173,337	382,876
Net change in cash and cash equivalents		(30,408)	63,084
Effects of foreign exchange adjustments		(1,185)	4,450
Cash and cash equivalents at beginning of year		99,308	17,325
Cash and cash equivalents at end of period		67,715	84,859
Other information			
Interest paid		(25,819)	(10,934)
Income tax paid		(18,568)	(6,714)

Interim financial statements of Actavis Group hf. 30 September 2006 6 *Amounts are in thousands of euro*

Consolidated statement of changes in shareholders' equity

	Share capital							
	Common shares	Preference shares	Share premium	Other reserves	Retained earnings	Shareholder's equity	Minority interest	Total equity
Balance at 1 January 2005	36,181	0	98,332	(23,410)	172,149	283,252	9,853	293,105
New shares issued	4,557		160,895			165,452		
Changes in treasury stock	2,223		82,039			84,262		84,262
Preference shares issued		10,000	346,498			356,498		356,498
Translation difference				31,674		31,674		31,674
Accrued stock option				1,748		1,748		1,748
Net profit for the year					78,007	78,007	2,995	81,003
Changes in minority interest						0	(2,153)	(2,153)
Dividend paid					(3,560)	(3,560)		(3,560)
Balance at 31 December 2005	42,961	10,000	687,764	10,012	246,597	997,334	10,695	1,008,029
Changes in capital stock	(312)		(8,817)			(9,129)		(9,129)
Granted stock options				(37,005)		(37,005)		(37,005)
Translation difference				(71,730)		(71,730)		(71,730)
Accrued stock option				1,174		1,174		1,174
Net profit for the period					69,142	69,142	1,007	70,149
Changes in minority interest						0	(55)	(55)
Balance at 30 September 2006	42,649	10,000	678,947	(97,549)	315,739	949,786	11,647	961,433

Interim financial statements of Actavis Group hf. 30 September 2006 7 *Amounts are in thousands of euro*

Notes to the consolidated interim financial statements

1. General Information

Actavis Group hf. (the Company) is a limited liability company domiciled in Iceland. Actavis Group and its subsidiaries (the Group) specialises in the development, manufacturing and sale of generic pharmaceuticals on international markets. The Group is financially strong and has experienced rapid growth in recent years.

The Group operates across five continents with its headquarters in Iceland. Principal markets include North America, Germany, the United Kingdom, the Nordic Countries, Turkey, Bulgaria and the Netherlands. Teams of pharmacists, chemists and other scientific professionals make up a total workforce of around 10,000 in over 30 countries. The Group maintains modern manufacturing facilities in USA, Bulgaria, China, Iceland, Indonesia, Malta, Turkey and UK. The plants produce a variety of medicines in different formulations, including tablets, capsules, injectables, suspensions, suppositories, creams and ointments.

An extensive network of sales and marketing offices enables effective market penetration. Strategic acquisitions, opening of new sales offices and intensive investment in the development of generic pharmaceuticals are fuelling the growth of the Group and have positioned it to take advantage of future opportunities.

These interim financial statements are presented in thousands of euro, with amounts rounded to the nearest thousand, as the euro is the currency of the primary economic environment in which the group operates.

2. Significant Accounting Policies

Basis of Accounting

The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRSs).

The consolidated financial statements are prepared on a historical cost basis, except for the revaluation of certain properties and financial instruments. The principal accounting policies adopted are set out below.

Basis of Preparation

The consolidated financial statements are prepared on the basis of the stable platform of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The IFRS financial information are prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Basis of consolidation

-Subsidiaries

The consolidated interim financial statements incorporate the interim financial statements of the Group and enterprises controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The consolidated interim financial statements have been prepared using the purchase method of consolidation accounting. When ownership in subsidiaries is less than 100%, minority interest in the subsidiaries' income or loss and stockholders equity is accounted for in the calculation of consolidated income or loss and consolidated stockholders equity.

The operating results of subsidiaries acquired or disposed of during the period are included in the interim consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies applied in line with those applied by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

-Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and tested for impairment at least annually. Any impairment loss is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer.

Revenue is recognised as follows for the different activities of the business after deductions for discounts and returns.
• Revenue from sales of pharmaceutical products is recognised on delivery to the customer, at which point the risk and rewards of ownership pass to the customer.
• Revenue from dossier sales is recognised in accordance with contractual milestones, upon confirmation of acceptance of the completion of the milestones by customers.
• Payments received from customers in advance of performance of the Group's obligations are included as deferred revenue, and not recognised as income until the obligations have been fulfilled.

Financial income and expenses

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investment is recognised when the Group's rights to receive dividend has been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets at their cost value at the date of inception of the lease and are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement.

On consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

The interim financial statements of foreign subsidiaries that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into euros.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets and liabilities of foreign entities and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement.

Post retirement benefit

- Defined contribution scheme

The Group's contributions to defined contribution plans are charged to the income statement as incurred.

- ***Employee termination indemnity***

In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees on retirement or on termination for reasons other than resignation or misconduct. These payments are calculated based on a pre-determined formula and are subject to certain upper limits. The accrued liability is based on the present value of the future obligation of the Group that may arise from the retirement of the employees.

- ***Post retirement payment scheme***

Government legislation in Bulgaria requires employers to pay retirement benefits based on an employees final salary and years of service to the Group. A calculation is performed annually by a qualified actuary to determine the Group's obligation in respect of this scheme.

Taxation

The tax expense comprises tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Earnings per share

Earnings per share is the ratio between profit and weighted average number of common shares for the period and reveals net profit per share. The nominal value of each share amounts to one ISK. Calculation of diluted earnings per share takes into consideraton stock options made with the Group's employees and the prospective deliverance of shares related to those options. The calculation of dilution due to stock options is made by applying the Treasury Stock method.

Intangible assets

-Research and development

Research and development costs comprise of costs relating to the Group's research and development activities, including clinical studies, amortisation and depreciation, labour costs which are directly or indirectly attributable to the Group's research and development activities. Research costs are recognised in the income statement as incurred. An internally generated intangible asset arising from the Group's clinical development is only recognised if all of the following conditions are met:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale.
- It is intended to use or sell the intangible asset.
- The intangible asset is capable of being used or sold.
- The intangible asset will generate probable future economic benefits. The Group has identified amongst other things, the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Internally generated intangible assets are amortised on a straight-line basis over their expected useful lives, generally five years.

-Other intangible assets

Other intangible assets separately acquired or acquired as parts of business combinations are amortised over their estimated useful lives from the time they are available for use. The amortisation charge for each period is recognised as an expense.

Property, plant and equipment

Property, plant and equipment are carried at acquisition or manufacturing cost, less depreciation and impairment losses. Subsequent acquisition costs are capitalized. The manufacturing cost of self-constructed property, plant and equipment is calculated on the basis of the directly attributable costs as well as an appropriate share of overheads. In the case of acquisitions denominated in foreign currencies, subsequent exchange rate movements do not affect recognition of the asset at the original acquisition or manufacturing cost.

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lives. The useful life is regularly reviewed and adjusted to the expected life. Impairment losses are charged where required in accordance with IAS 36, subsequently reversed if the original grounds for the write-down no longer applies. The depreciation charge for each year is recognised as an expense, on the following bases:

Property and plant	2-8%
Equipment	10-33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term if shorter.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where assets do not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but not to exceed the carrying amount if no impairment loss has been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. An impairment loss in respect of goodwill is not reversed.

Investment

Investment in other companies is valued at acquisition cost less provisions for estimated impairment losses.

Securities which the company has the expressed intention and ability to hold to maturity are valued at cost, less an allowance for estimated irrecoverable amounts.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Accounts receivable in other currencies than euro, are valued at the exchange rates prevailing on the balance sheet date.

Cash and Cash equivalents

Bank balances and cash comprise cash and short-term deposits held by the Group's treasury function. The carrying amount of these assets approximates their fair values.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividend are discretinory, or is redeemable but only at the Company's option. Dividend payments on preference share capital classified as equity are recognised as distributions within equity.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and are presented as a reduction of net equity. Possible gains or losses on purchase or sale of treasury shares are not reported in the income statement.

Dividend

Dividend is recognised as a liability in the period declared.

Share-based Payments

The Group has issued share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Financial Liability and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing loans are recorded on the basis of the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Interest-bearing loans

Interest-bearing borrowings are recorded initially at fair value less attributable transaction cost. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value recognised in profit or loss over the period of the borrowings on an effective interest basis.

Accounts payable

Accounts payable are valued at nominal value and accounts payable in other currencies than euro have been recorded at the exchange rates prevailing on the balance sheet date.

Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs resulting from acquisitions of subsidiaries are recognised when the company has a detailed formal plan for the restructuring which has been notified to affected parties.

3. Quarterly statements

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Net sales	313,214	351,224	333,056	185,316	153,390
Cost of sales	(184,989)	(205,376)	(195,362)	(89,970)	(72,864)
Gross profit	128,225	145,847	137,694	95,346	80,526
Other operating income	10,592	12,830	8,822	9,231	7,548
Sales and marketing	(46,832)	(49,453)	(46,995)	(24,311)	(22,219)
Research and development	(13,011)	(20,265)	(17,115)	(21,472)	(14,443)
General and administration	(32,428)	(33,544)	(32,365)	(24,284)	(14,860)
Profit from operations	46,545	55,416	50,041	34,510	36,553
Financial income/(expenses)	(38,325)	(14,509)	(10,032)	3,153	(8,683)
Loss from associates	0	0	0	(1,015)	(801)
Profit before tax	8,220	40,908	40,009	36,648	27,069
Income tax	(16)	(10,821)	(8,150)	(1,232)	(3,864)
Net profit	8,203	30,088	31,859	35,416	23,204
EBITDA	65,702	79,386	72,499	52,159	48,304

Interim financial statements of Actavis Group hf. 30 September 2006 14 *Amounts are in thousands of euro*

4. Segment reporting

Geographical markets are the Group's primary segments. Segment information according to location of assets for YTD 2006:

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
External revenue	352,599	320,117	344,419	19,602	(6,999)	1,029,738
Internal revenue	168,586	22,987	6,639	565	(198,778)	0
Total segment revenue	521,186	343,105	351,058	20,167	(205,777)	1,029,738

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
Segment results	50,954	13,872	37,604	1,941	(34,222)	70,149

Segment report for YTD 2005:

	Western Europe	Eastern Europe	USA	Other Segments	Eliminations	Total
External revenue	127,115	219,564	0	38,038	0	384,717
Internal revenue	114,254	1,290	0	206	(115,750)	0
Total segment revenue	241,369	220,854	0	38,244	(115,750)	384,717
Segment results	11,459	28,153		7,601	(1,626)	45,587

5. Financial income and (expenses)

	YTD 2006	YTD 2005
Interest income	2,943	2,075
Interest expenses	(37,781)	(12,200)
Net loss on disposal of shares in other companies	(25,000)	0
Currency fluctuations	(3,028)	(5,044)
Write-down of investment in associated companies	0	(1,200)
	(62,866)	(16,369)

Interim financial statements of Actavis Group hf. 30 September 2006 15 *Amounts are in thousands of euro*

6. Earnings per share

The calculation of Earnings per common Share is based on the following data:

	YTD 2006	YTD 2005
Net profit attributable to equity holders	69,142	43,496
Effect of accumulated premium on preferred shares	(32,028)	0
Net profit attributable to equity holders of common shares	37,114	43,496
Basic earnings per common share:		
Outstanding common shares at the beginning of year	3,329	2,970
Effect of treasury shares	(39)	0
Total average number of common shares outstanding during the period (in million)	3,290	2,970
Basic earnings per common share (EUR)	0.01128	0.01464
Diluted earnings per common share:		
Outstanding common shares at the beginning of year	3,329	2,970
Effect of treasury shares	(39)	0
Effect of stock options	14	2
Total average number of common shares outstanding during the period (in million)	3,304	2,972
Diluted earnings per common share (EUR)	0.01123	0.01464

7. Goodwill

	YTD 2006
Cost	
At 31 December 2005	787,934
Adjustment due to purchase price allocation	105,508
Adjusted balance at 1 January 2006	893,442
Currency adjustments	(32,500)
Recognised on acquisition of subsidiaries	44,912
At 30 September 2006	905,853
Accumulated impairment	
At 1 January 2006	3,300
At 30 September 2006	3,300
Net book value 30 September 2006	902,553

The goodwill is allocated among the four cash-generating units (CGU) which reflect the monitoring and management structure of the Group. The four CGU's are the geographical markets Western Europe, Eastern Europe, USA and rest of the world.

The Group tests goodwill on an annual basis for impairment. If there are any indications that goodwill might be impaired, tests are made on a more frequent basis.

The recoverable amounts of the CGU's are determined from value in use calculations. For calculation of the value in use the management makes assumptions regarding the rate of growth, the discount rate and profit and cash generation. Management estimates discount rates using the pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Profit and cash forecasts are based on past experience and management assessment of the market for the next five years.

Interim financial statements of Actavis Group hf. 30 September 2006 16 *Amounts are in thousands of euro*

8. Other intangible assets

	Development cost and know-how	Others intangibles	Total
Cost			
At 31 December 2005	91,419	492,574	583,993
Adjustment due to purchase price allocation	20,260	(114,999)	(94,739)
Adjusted balance at 1 January 2006	111,679	377,575	489,254
Currency adjustments	(15,822)	(4,979)	(20,801)
Additions due to acquistions	54,619	38,863	93,482
External additions	19,378	12,588	31,966
Internal additions	7,583	84	7,667
Disposals	(1,049)	(65)	(1,114)
At 30 September 2006	176,387	424,066	600,453
Accumulated amortisation			
At 31 December 2005	22,494	13,542	36,036
Adjustment due to purchase price allocation	(3,560)	(27)	(3,587)
Adjusted balance at 1 January 2006	18,934	13,515	32,449
Currency adjustments	(1,528)	(733)	(2,262)
Disposals	(200)	0	(200)
Impairment losses	93	931	1,024
Amortised	11,479	22,385	33,864
At 30 September 2006	28,777	36,099	64,876
Net book value 30 September 2006	147,609	387,967	535,577

The amortisation and impairment losses of other intangible assets, classified by operational category, is specified as follows:

	YTD 2006	YTD 2005
Cost of sales	747	613
Sales and marketing expenses	8,134	22
Administration	8,388	849
Research and development	17,620	8,301
	34,888	9,785

Interim financial statements of Actavis Group hf. 30 September 2006 17 *Amounts are in thousands of euro*

9. Property, plant and equipment

	Property and plant	Machinery and equipment	Total
Cost			
At 31 December 2005	140,139	337,586	477,724
Adjustment due to purchase price allocation	101,517	23,551	125,067
Adjusted balance at 1 January 2006	241,655	361,137	602,792
Currency adjustments	(13,145)	(29,491)	(42,635)
Additions due to acquisitions	5,923	8,786	14,709
Additions	22,466	46,949	69,414
Disposals	(463)	(3,403)	(3,866)
At 30 September 2006	256,436	383,978	640,414
Accumulated depreciation			
At 31 December 2005	23,800	107,654	131,454
Adjustment due to purchase price allocation	43,011	84,418	127,429
Adjusted balance at 1 January 2006	66,811	192,072	258,883
Currency adjustments	(2,869)	(15,296)	(18,165)
Additions due to acquisitions	626	6,195	6,821
Disposals	(299)	(2,169)	(2,468)
Depreciation	8,442	22,254	30,696
At 30 September 2006	72,710	203,057	275,767
Net book value 30 September 2006	183,726	180,921	364,647

Depreciation and impairment losses, classified by operational category, is shown in the following schedule:

	YTD 2006	YTD 2005
Cost of goods sold	24,719	9,102
Sales and marketing expenses	2,751	1,462
Administration	1,672	1,602
Research and development	1,554	2,358
	30,696	14,524

Properties, plants and equipments are pledged to secure general banking facilities granted.

Interim financial statements of Actavis Group hf. 30 September 2006 18 *Amounts are in thousands of euro*

10. The Consolidation

At the end of the period the Company owned four subsidiaries that are all included in the consolidation. The subsidiaries owned eighty-five subsidiaries at the end of the period. The companies are as follows:

Name of subsidiary	Location	Ownership	Principal activity
Actavis Equity ehf.	Iceland	100%	Holding company
Actavis HY ehf.	Iceland	100%	Holding company
Actavis SD ehf.	Iceland	100%	Holding company
Actavis PTC ehf.	Iceland	100%	Sales and Marketing
Actavis hf. (Delta hf.)	Iceland	100%	Production, Sales and Marketing
Actavis Inc. (Pharmaco Inc.)	USA	100%	Business Development
Actavis Elizabeth LLC	USA	100%	Production, S&M and R&D
Actavis Mid-Atlantic LLC	USA	100%	Production, S&M and R&D
Actavis Norway A/S	Norway	100%	Production
Actavis Totowa LLC	USA	100%	Production, S&M and R&D
Point Holdings Inc.	USA	100%	Holding company (Real estate)
Colony Pharmaceuticals Inc.	USA	100%	Legal company
Medís ehf.	Iceland	100%	Third party sales
Medis Danmark AS	Denmark	100%	Third party sales
NM Pharma ehf.	Iceland	100%	Sales and Marketing
Actavis Dutch Holding BV	Netherlands	100%	Holding company
Actavis Holding Asia BV	Netherlands	100%	Holding company
Actavis (China) Holding Ltd.	Hong Kong	100%	Holding company
Actavis (Foshan) Pharmac. Co. Ltd.	China	90%	Sales and Marketing
Actavis Pharma Dev Centre Plt.	India	100%	Research and Development
Actavis Pharma Ltd.	India	100%	Research and Development
Actavis (Singapore) Pte. Ltd.	Singapore	100%	Sales and Marketing
Lotus Laboratories Ltd	India	100%	Clinical Research Organisation
PT Actavis	Indonesia	100%	Production
Actavis Holding CEE	Netherlands	100%	Holding company
Actavis Holding BV	Netherlands	100%	Holding company
Actavis BV	Netherlands	100%	Holding company
Actavis GmbH	Austria	100%	Sales and Marketing
Actavis Ltd. (Pharmamed Ltd)	Malta	100%	Production, S&M and R&D
Actavis Trading Ltd	Malta	100%	Trading
Actavis Polska Sp.zoo	Poland	100%	Trading
Actavis Switzerland AG	Switzerland	100%	Sales and Marketing
Higia AD	Bulgaria	100%	Distribution
Higia Trans EAD	Bulgaria	100%	Distribution
Actavis Ltd.	Cyprus	100%	Holding company
Actavis EAD (Balkanpharma AD)	Bulgaria	100%	Holding company and S&M
Balkanpharma OOO	Russia	100%	Sales and Marketing
OOO Actavis	Russia	90%	Sales and Marketing
Actavis Operations Ltd.	Bulgaria	100%	Holding company
Balkanpharma Razgrad AD	Bulgaria	98%	Production
Balkanpharma Troyan AD	Bulgaria	98%	Production
Balkanpharma Security AD	Bulgaria	100%	Security services
Balkanpharma Dubnitza AD	Bulgaria	98%	Production
Balkanpharma Healthcare Int.	Cyprus	100%	Sales and Marketing
MM Pharma LLC	USA	100%	Sales and Marketing
Biovena Pharma Sp.	Poland	100%	Sales and Marketing
Oncopharma AG	Switzerland	100%	Distribution
Sindan Polska SA	Poland	100%	Sales and Marketing
Pharma AVALANCHEe s.r.o.	Czech Rep.	100%	Sales and Marketing
Actavis s.r.o.	Slovakia	100%	Sales and Marketing
Sindan AG	Switzerland	100%	Holding company
Sindan Pharma SRL	Romania	100%	Production
Sindan SRL	Romania	100%	Distribution

Interim financial statements of Actavis Group hf. 30 September 2006 19 *Amounts are in thousands of euro*

Consolidation, continued: ....

Zdravlje AD	Serbia	73%	Production, S&M and R&D
Zdravlje Trade Ltd.	Serbia	100%	Sales and Marketing
Actavis Holding NWE BV	Netherlands	100%	Holding company
Actavis Holdings UK Ltd.	UK	100%	Administration
Sindan Ltd.	UK	100%	Sales and Marketing
Actavis Ireland Ltd	Ireland	100%	Sales and Marketing
Actavis Nordic AS	Denmark	100%	Business Support
Actavis AB (UNP Sweden AB)	Sweden	100%	Sales and Marketing
Alpharma AB	Sweden	100%	Sales and Marketing
Actavis AS	Denmark	100%	Sales and Marketing
Actavis A/S	Norway	100%	Sales and Marketing
Actavis OY	Finland	100%	Sales and Marketing
Alpharma Germany GmbH	Germany	100%	Holding company
Alpharma Management GmbH	Germany	100%	Administration
Actavis Deutschland GmbH & Co.	Germany	100%	Sales and Marketing
Alpharma International GmbH	Germany	100%	No activity
Alpharma OY	Finland	100%	Sales and Marketing
Alpharma Pharmaceuticals GmbH	Germany	100%	No activity
GM Invest BV	Netherlands	100%	Holding company
Kéri Pharma Generics Kft	Hungary	100%	Sales and Marketing
Nordisk Ibu-Pharma ApS	Denmark	100%	Sales and Marketing
Orbita ApS	Denmark	100%	Holding company
Ophtha AS	Denmark	100%	Sales and Marketing
UAB Actavis Baltic	Lithuania	100%	Sales and Marketing
Alpharma Holdings Ltd.	UK	100%	Holding company
Alpharma (U.K) Ltd.	UK	100%	No activity
Cox Investments Ltd.	UK	100%	Holding company
Actavis UK Ltd.	UK	100%	Production, S&M and R&D
Arthur H. Cox & Co. Ltd.	UK	100%	No activity
Alpharma Laboratories Ltd.	UK	100%	No activity
Colotech AS	Denmark	86%	Research and Development
Medis GmbH	Germany	60%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Fako İlaçlari AŞ	Turkey	100%	Production, S&M and R&D
Henota a.s.	Czech Rep.	100%	Holding company
Zenara Pharma Ltd.	UK	50%	Joint venture

At the end of March the Company acquired Sindan AG for EUR149.4 million. During the last quarter a new company, Actavis Polska Sp.zoo, was established in Poland. In May Alpharma USPD Inc. and GF. Reilly Co. merged and were renamed Actavis Mid-Atlantic LLC and Purepac Pharmaceuticals Co. was renamed Actavis Elizabeth LCC. In the quarter Amide Holding Inc. and Amide Pharmaceuticals Inc. merged and were renamed Actavis Totowa LLC. In May Actavis UK Ltd. was renamed Actavis Holdings UK Ltd. and Alpharma Ltd. was renamed Actavis UK Ltd. In May Pharma AVALANCHEe s.r.o. in Slovakia was renamed Actavis s.r.o.

In the 3rd quarter the Company attempted to acquire the Croatian Pharmaceutical Company PLIVA d.d. As certain structural changes to the group were necessary to prepare for the potential acquisition of PLIVA d.d. the Company decided to use the opportunity to make additional changes to the group structure. These additional changes had been in a long term plan of the Company and mainly aim for streamlining the group of companies and to cluster different operating companies in the group geographically and by way of internal reporting.

Four new Icelandic companies were established in order to prepare and position the group for different financial instruments, both for potential acquisitions and refinancing, and four new Dutch Holding companies were established to have the before mentioned geographical clustering of operating companies completed.

After these structural changes the company has a better structure for large acquisitions in the near future both regarding financing and synergies.

Interim financial statements of Actavis Group hf. 30 September 2006 20 *Amounts are in thousands of euro*

11. Acquisition Alpharma generic business

In accordance with the relevant IFRS standard, the Company carried out an assessment of the fair value of the assets and liabilities of each of the businesses and companies acquired in 2005. The IFRS standard allows a period of up to one year from the date of acquisition for the assessments to be completed by the Company.

The enclosed amendment to the balance sheet of 31 December 2005 is due to continued work in relation to the assessment of the fair value of assets and liabilities acquired through the purchase of the generic business of Alpharma.

Changes in the balance sheet at year-end 2005:	Previously reported	Change due to PPA	New balance at year-end 2005
Assets			
Development cost	68,925	23,819	92,744
Goodwill	784,634	105,508	890,142
Other intangible assets	479,032	(114,972)	364,060
Property, plant and equipment	346,270	(2,362)	343,909
Deferred tax assets	54,417	4,163	58,581
Other receivables	5,813	4,873	10,686
Liabilities			
Deferred income tax liability	(78,506)	(21,031)	(99,537)

12. Acquisition of Sindan AG

During the period the Company acquired Sindan AG for EUR 149,4 million. In accordance with IFRS 3, Business combinations, the allocation of business combination costs to the assets acquired and the liabilities and contingent liabilities assumed is provisional. The allocation will be completed prior to the year end 2006.

The acquisition is accounted for by applying the purchase method. The acquisition had the following effect on the Group's assets and liabilities.

	Sindan AG
Tangible assets	
Fixed assets	7,888
Working capital	25,157
	33,044
Intangible assets	
Know-how	10,824
Trade mark	1,717
Customer relationship	36,608
Pipeline	44,332
Goodwill	38,619
	132,101
Liabilities and commitments	
Long-term liabilities	(53)
Deferred income tax liability	(15,669)
	(15,722)
	149,423
Cash and cash equivalents (acquired)	13,498
Net Cash outflow	135,926
	149,423

Interim financial statements of Actavis Group hf. 30 September 2006 21 *Amounts are in thousands of euro*

13. Inventories

	YTD 2006	31.12.2005
Raw material	80,858	101,299
Work in progress	30,766	34,341
Finished goods	126,883	92,999
Other inventories	11,661	2,729
	250,168	231,367

The Group has pledged certain assets, including inventory to secure general banking facilities granted.

14. Share capital

Total share capital comprises of class A common shares and class B preference shares. The Company has 100 outstanding class B preference shares with a nominal value of EUR100,000. As preference shares they entitle the shareholders to receive dividend payments before class A shareholders but exclude any voting rights.

The Company has the right to redeem at any time the Class B shares until May 2011 at a redemption price that equals the original sales price with 11% annual premium for the first year. This premium is increased by 1% each year until maturity. After May 2011 shareholders of Class B shares have the right to convert the Class B shares to Class A shares at an exchange rate that, if exercised in full, would result in 39% shareholding in Class A shares.

Changes in the nominal value of class A shares during the year are as follows:

	Number of shares in thousands	EUR
Outstanding class A shares at 1 January 2005	2,791,162	36,181
New shares issued	360,891	4,557
Purchase of treasury shares	(22,318)	(288)
Sale of treasury shares	199,366	2,512
Outstanding class A shares at 1 January 2006	3,329,101	42,962
Purchase of treasury shares	(38,500)	(429)
Sale of treasury shares	25,570	117
Outstanding class A shares at 30 September 2006	3,316,171	42,649

Class A common stock is as follows and the nominal value of each share is one Icelandic krona.

	Number of shares in thousands	Ratio	EUR
Outstanding common shares at the end of the period	3,316,171	98.9%	42,649
Treasury shares at the end of the period	38,500	1.1%	429
Total common shares issued	3,354,671	100.0%	43,079

15. Other reserves

Included in other reserves are translation reserve, stock option reserve, granted put options reserves and statutory reserve.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and is recgonised directly as a separate component of equity.

16. Stock options

Actavis Group has granted its employees stock options exercisable in the years 2006 - 2007. The Company intends to use treasury shares and / or increase share capital to meet the obligations. These stock options at the end of the period amounted to 35,5 million shares.

Contract rate (ISK)/Conditions/Date granted	Number of shares 2006	2007	Total
2,64/Conditional/June 2001	377	0	377
38.5/Conditional/June 2005	18,104	17,059	35,163
	18,481	17,059	35,540

Options are terminated if an employee leaves the Group before the options vest. The stock options granted in June 2005 are exercisable in 10 days from exercise date which falls on 10 November in 2006 and 2007 respectively.

	2006	
	Number of shares in thousands	Weighted average contract rate in ISK
Outstanding stock options at beginning of year	35,920	38.12
Forfeited during the year	(380)	38.50
Outstanding stock options at the end of the period	35,540	38.12

Actavis Group granted its key employees put options during the period. These options give the employees rights to sell shares amounting to a nominal value of 61.5 million to the Company at the rate 57 - 57,5. As a result of these contracts EUR 37 million is recognized as a decrease in equity and as a liability in the balance sheet of the Group. The options are excercisable until 1 August 2008.

If an employee terminates his employment with the Company before 1August 2008, then the Company has right to purchase the shares under the same terms as the put option. The call option applies to all the above shares for the first 12 months from the date of the agreement. When the 12 months have passed until 1 August 2008, Actavis has the right to purchase part of the shares in question.

17. Risk management

The principal objective of risk management is to reduce financial risk in the Group and to increase its financial stability. The Group's risk management policy constitutes a framework of guidelines and rules covering areas such as foreign exchange, interest, and use of derivatives, as well as liquidity and credit risk. The Group's treasury and risk management function is centralised and supports this objective by identifying, evaluating and hedging financial risk. The Group's Treasury guarantees cost-efficient funding and acts as an internal bank for the subsidiaries.

• Foreign exchange risk, transaction and translation exposure
The Group operates internationally and is exposed to foreign exchange risk from various currencies. The underlying net foreign exchange transaction exposure is hedged with derivatives, mainly foreign exchange contracts. These instruments all mature within one year. The Group only hedges foreign exchange balance sheet exposure. Translation risk arises as a result of converting the Group's financial results to the functional currency. Translation risk is not hedged.

• Interest rate risk
Fluctuations in interest rates have direct impact on earnings. The interest rates used in the Group's budget are based on forward rates and the Group's policy is to have the majority of funding on floating interest rates.

• Credit risk
The Group has no significant credit risk. To minimise credit risk the Group focuses on ensuring that customers have an appropriate credit history and sufficient guarantees. There is in place an active monitoring process within the Group.

• Liquidity and refinancing risk
The Group has uncommitted and committed credit lines in place to maintain sufficient liquidity and flexibility in funding. The Company is a net borrower and surplus liquidity is used to repay external debt.

18. Interest bearing loans

Interest bearing loans are specified as follows:

	YTD 2006	31.12.2005
Loans in USD	180,515	174,012
Loans in EUR	886,777	689,476
Loans in GBP	0	227
Loans in MTL	7,560	8,488
Loans in BGL	0	1,534
Loans in ISK	2,284	16,362
Loans denominated in other currencies	1,650	673
	1,078,786	890,772
Current maturities, included in interest bearing loans	(13,180)	(22,383)
Interest bearing loans	1,065,606	868,389

Aggregated annual maturities are as follows:

On demand or within 12 months	13,180	22,383
Within 24 months	159,524	20,796
Within 36 months	161,569	126,197
Within 48 months	730,469	128,290
Within 60 months	4,044	576,575
Subsequent years	10,000	16,531
	1,078,786	890,772

The Company has pledged certain assets to secure banking facilities granted. The equivalent EUR808 million loan facility and the EUR250 million revolving credit facility include certain financial covenants; both standard for such a facility as well as company specific. Included in the loan agreement is various provisions which limits Company's actions without prior consultancy with the lender. The main, being certain net debt/EBITDA requirements and restrictions on further M&A activity.

19. Retirement benefit obligation

The retirement benefit obligation represents an employee termination indemnity due to the Turkish subsidiaries. In accordance with the existing social legislation in Turkey, companies are required to make certain lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments which are calculated on the basis of an agreed formula, are subject to certain upper limits and are recognized in the accompanying financial statements as accrued. The reserve has been calculated by estimating the present value of the future obligation of the Group that may arise from the retirement of the employees.

Interim financial statements of Actavis Group hf. 30 September 2006 24 *Amounts are in thousands of euro*

20. Obligation under finance leases

Accounts payable under finance leases:	Min. lease payments YTD 2006	Min. lease payments 2005	Remaining balances YTD 2006	Remaining balances 2005
Obligation under finance leases	28,835	26,414	19,143	17,627
Current maturities	(4,392)	(3,084)	(2,867)	(2,111)
Long term obligation under finance leases	24,444	23,330	16,276	15,516
Aggregated annual maturities are as follows:				
On demand or within 12 months	4,392	3,084	2,867	2,111
Within 24 months	4,169	3,048	2,918	2,582
Within 36 months	2,878	1,885	1,935	1,251
Within 48 months	2,212	1,371	1,525	766
Subsequent years	15,185	17,026	9,898	10,916
	28,835	26,414	19,143	17,626
Less: future finance charges	(9,692)	(8,788)		
Remaining balances	19,143	17,626		

The management estimates that the fair value of the consolidated lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor's charge over the leased assets.

21. Deferred tax

	Deferred tax assets	Deferred tax liabilities	Net
At 31 December 2005	54,417	(78,506)	(24,089)
Adjustment due to purchase price allocation	4,163	(21,030)	(16,867)
Adjusted balance at 1 January 2006	58,581	(99,537)	(40,956)
Additons due to acquisitions	0	(15,669)	(15,669)
Calculated tax for the period	2,962	(21,949)	(18,987)
Income tax payable for the period	3,665	26,136	29,801
Exchange differences	(7,692)	17,122	9,430
At 30 September 2006	57,515	(93,896)	(36,381)

22. Provisions

	Other provisions
At 1 January 2006	2,474
Additional provision during the period	7,476
Utilisation of provision	(1,987)
Unwinding of discount	76
Exchange difference	(360)
At 30 September 2006	7,679

Interim financial statements of Actavis Group hf. 30 September 2006 25 *Amounts are in thousands of euro*

23. Commitments

	Commitments
Contingent liability due to earn-out clauses	35,830
Loan guarantee granted to subsidiaries	12,000
Commitment to invest in Serbia during next two years	2,400
Commitment to increase share capital in subsidiary during next two years	1,000
At 30 September 2006	51,230

Purchase agreements in respect of acquired businesses include earn-out clauses based on performance. Subject to conditions, the balance of up to EUR27.9 million will be payable in March 2007 in respect of Actavis Totowa.

24. Contingent liabilities

German authorities required the Group's German subsidiary to provide updated safety and efficiency data on one of its major product on or before November 2004. The subsidiary complied but has received a non-approval letter. The subsidiary has appealed this decision to the Administrative Court which has suspended effect. If market authorization for the product is withdrawn, the subsidiary's operating income would be significantly impacted. The subsidiary was included in the acquisition of the Alpharma subsidiaries effective on 18 December. In the purchase price allocation the fair value of this product was determined taking this uncertainty into consideration.

In June 2003, Alpharma Ltd. UK received a request for certain information from the United Kingdom Office of Serious Fraud. The Serious Fraud Office (SFO) requested documents related to the Company's dealings with several of its competitors with respect to activities in certain specified drugs during the late 1990s. The Company responded to this request and has been informed by the SFO that it has initiated a criminal investigation of possible violations of laws by the Company and its former UK executives. If the Company is found guilty it could be subject to a fine in an amount not limited by statute.

25. Financial ratios

The main financial ratios for the Group are as follows:	YTD 2006	2005
Equity ratio	0.38	0.42
Current ratio	1.76	1.65

	YTD 2006	YTD 2005
EBITDA	217,586	96,312
EBITDA as a percentage of revenues	21.1%	25.0%
Working capital provided by operating activities	148,535	81,146

Interim financial statements of Actavis Group hf. 30 September 2006 26 *Amounts are in thousands of euro*